Second Quarter 2024 The Bank of N.T. Butterfield & Son Limited Earnings Presentation July 23, 2024

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. Presentation of Financial Information: Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Second Quarter 2024 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding retail offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings ESG Membership Awards

4 Second Quarter 2024 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. Q1 2024 vs. Q2 2023 Q2 2024 $ % $ % Net Interest Income $ 87.4 $ 0.4 $ (5.0) Non-Interest Income 55.6 0.6 5.5 Provision for Credit Losses (0.5) (0.9) 1.0 Non-Interest Expenses* (92.1) (2.7) (8.0) Other Gains (Losses) 0.1 (0.2) (3.9) Net Income $ 50.6 $ (2.8) (5.3) % $ (10.4) (17.1) % Non-Core Items** 0.8 0.7 4.8 Core Net Income** $ 51.4 $ (3.6) (6.5) % $ (5.6) (9.8) % • Net income of $50.6 million, or $1.09 per share • Core net income** of $51.4 million, or $1.11 per share • Return on average common equity of 20.7%; core return on average tangible common equity** of 23.3% • Net Interest Margin of 2.64%, cost of deposits of 1.89% • Cash dividend rate of $0.44 per common share during the quarter • Repurchases of 1.1 million shares at an average price of $33.48 per share • Approved new share repurchase authorization for up to 2.1 million common shares • Stephen E. Cummings appointed Independent Director * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $61.0 $48.7 $53.5 $53.4 $50.6 $57.0 $57.0 $55.3 $55.0 $51.4 Net income Core Net Income** Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 25.9% 20.6% 22.5% 21.5% 20.7% 26.3% 26.1% 25.4% 24.5% 23.3% Return on Equity Core Return on Average Tangible Common Equity** Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024

Financials

6 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $92.5 $87.1 $87.4 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) was higher versus the prior quarter primarily due to an increased volume of interest earning assets, that was partially offset by a lower NIM • Net interest margin (“NIM”) decreased by 4 basis points to 2.64% due to continued mix shift and the associated cost of interest bearing demand and term deposits • Average interest earning assets increased by $232.1 million due to increased average deposit volumes. Investment volumes decreased as a result of net paydowns and maturities. Loan volume was lower as a result of net repayments during the quarter (In US$ millions) Q2 2024 vs. Q1 2024 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,468.8 4.78% $ 330.6 0.07 % Investments 5,172.6 2.30% (31.6) 0.07 % Loans (net) 4,622.7 6.65% (66.8) 0.07 % Interest Earning Assets 13,264.1 4.46% 232.1 0.07 % Interest Bearing Liabilities 9,909.1 (2.43) % 219.4 (0.13) % Net Interest Margin 2.64% (0.04) %

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q2 2024 vs. Q1 2024 Asset management $ 8.9 $ — Banking 13.8 (0.5) Foreign exchange revenue 12.6 (0.6) Trust 15.4 0.4 Custody and other 3.4 0.1 Other 1.6 1.1 Total Non-Interest Income $ 55.6 $ 0.6 $50.2 $55.1 $55.6 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 • Total non-interest income was up $0.6 million versus the prior quarter, primarily due to an increase in special trust fees, an increase in the equity pickup from a portfolio investment and higher unclaimed balances recognized into income. These increases were offset by decreases in banking and foreign exchange revenue due to lower volumes • The fee income ratio was 39.0% in the second quarter of 2024 which compares favorably to the peer average* and the 38.6% in the prior quarter Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2024 comparative data is used as Q2 2024 peer information was not widely available at time of publication.

8 Core Non-Interest Expense* Trend (In US$ millions) Core Non-Interest Expenses* vs. Q1 2024 (In US$ millions) Q2 2024 $ % Salaries & Benefits** $ 44.7 $ 2.2 5.2 % Technology & Comm. 16.9 0.7 4.5 % Professional & O/S Services 6.1 0.9 17.5 % Property 8.2 (0.5) (5.6) % Indirect Taxes 5.5 (0.8) (13.0) % Marketing 1.6 0.3 21.6 % Intangible Amortization 1.9 — (2.2) % Other 5.5 0.6 12.1 % Total Core Non-Interest Expenses* $ 90.3 $ 3.4 3.9 % Non-Core Expenses* 0.8 (0.8) (47.8) % Non-Interest Expenses $ 91.1 $ 2.6 2.9% $83.6 $86.9 $90.3 57.6% 59.8% 61.8% Core Efficiency Ratio* Core Non-Interest Expenses* Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 • Core non-interest expenses* were higher than the prior quarter primarily due to the following: ◦ Increased salaries and other employee benefits expenses substantially driven by performance-based incentive accruals and inflationary increases in staff healthcare costs ◦ Higher technology and communications costs resulting from increased expenses incurred from the recently implemented core banking software ◦ Increased professional and outside services costs from non-recurring outsourced consultancy and legal fees • Core efficiency ratio* of 61.8% was higher than the prior quarter. Butterfield continues to target a through- cycle core efficiency ratio of 60% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

9 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances increased by $0.6 billion to $12.5 billion compared to December 31, 2023 • Average deposit balances increased $0.3 billion over the fourth quarter of 2023 to $12.4 billion • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 33.5% vs Q4 2023 (In US$ millions) Q2 2024 Q4 2023 % Cash and cash equivalents $ 2,390 $ 1,647 45 % Reverse Repos & S/T Investments 1,289 1,225 5 % Investments 5,168 5,292 (2) % Loans (net) 4,585 4,746 (3) % Other Assets 506 464 9 % Total Assets $ 13,939 $ 13,374 4 % Int. Bearing Deposits $ 10,025 $ 9,330 7 % Non-Int. Bearing Deposits 2,524 2,657 (5) % Other Liabilities 392 384 2 % Shareholders’ Equity 999 1,004 — % Total Liab. & Equity $ 13,939 $ 13,374 4% $13.5 $13.5 $13.9 $5.5 $5.2 $5.2 $5.0 $4.6 $4.6 Total assets Investments Loans Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 $12.2 $12.1 $12.5 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Total Deposits (In US$ billions)

10 Asset Quality Non-Accrual Loans (In US$ millions) $58.1 $59.1 $70.0 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Res Mtg 68.9% Consumer 4.1% Comm’l R/E 12.8% Other Comm’l 8.4% Government 5.8% Loan Distribution 0.02% 0.01% 0.01% Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio $4.6 billion $5.2 billion Investment Portfolio Rating Distribution • Investment portfolio remains of very high credit quality with 100% comprised of AA or higher rated securities, primarily US Government guaranteed mortgage backed securities and treasuries • Non-accrual loans remained at 1.5% of gross loans, consistent with the prior quarter • Allowance for credit losses at $25.2 million represented an ACL/Total loans ratio of 0.5%, consistent with the prior quarter • The net charge-off ratio continues to be low at 0.01% of total gross loans AAA 0.3% AA 99.7%

11 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average Life Q2 2024 vs. Q1 2024 Duration vs. Q1 2024 Cash & Reverse Repos & S/T Invest. $ 3,468.8 $ 330.6 0.1 (0.1) N/A AFS 1,797.1 30.8 3.3 — 4.2 HTM** 3,375.4 (62.5) 6.5 — 8.7 Total $ 8,641.3 $ 298.9 (5.1)% 2.7% 5.3% (1.0)% 1.7% 2.9% NTB US Peer Median * -100bps +100bps +200bps • Total investment portfolio duration remained relatively consistent at 5.2 years compared to 5.3 years in the prior quarter • Interest rate sensitivity increased modestly compared to the previous quarter • Unrealized losses on AFS securities decreased versus the prior quarter end to $176.8 million as at June 30, 2024, compared with net unrealized losses of $178.2 million as at the end of the first quarter • At current forward rates, we continue to expect OCI burndown of $50 million dollars (28%) in the next 12 months and $82 million dollars (46%) in the next 24 months * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2024 comparative data is used as Q2 2024 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

12 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above minimum requirements • Quarterly dividend rate continues at $0.44 per common share • TCE/TA ratio of 6.5% • TCE/TA ex-cash and ex-OCI are 7.9% and 8.8%, respectively Regulatory Capital (Basel III) - Total Capital Ratio* 24.8% 13.5% 14.8% Butterfield Current BMA Minimum US Peer Median*** *** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2024 comparative data is used as Q2 2024 peer information was not widely available at time of publication. 7.9% 9.8% 6.5% 9.4% 1.4% 0.4% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median*** 53.7% 40.7% 38.1% 38.9% 2021 2022 2023 Q2 2024 Dividend Payout Ratio * In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. ** 2024 is based on year-to-date dividend and earnings per share

Appendix

14 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 23% 22% 22% 21% 20% 49% 48% 47% 46% 47% 27% 30% 31% 33% 33% $12.2 $11.9 $12.0 $12.1 $12.5 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 25% 22% 25% 24% 23% 56% 52% 49% 50% 51% 19% 26% 26% 26% 27% $4.0 $3.8 $4.0 $3.9 $3.9 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 39% 37% 36% 35% 34% 44% 45% 42% 43% 45% 17% 18% 22% 22% 21% $4.6 $4.5 $4.5 $4.5 $4.6 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 —% —% 1% —% 1% 50% 49% 50% 46% 46% 50% 51% 49% 54% 53% $3.6 $3.5 $3.5 $3.7 $4.0 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024

15 32% 29% 29% 29% 28% 18% 21% 23% 22% 22% 49% 50% 49% 49% 50% $3.4 $3.6 $3.6 $3.3 $3.2 Bermuda Cayman UK and Channel Islands 2020 2021 2022 2023 Q2 2024 29% 26% 24% 21% 22% 5% 7% 9% 9% 9% 18% 18% 21% 22% 21% 49% 48% 46% 48% 47% $1.6 $1.4 $1.4 $1.3 $1.2 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2020 2021 2022 2023 Q2 2024 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 44% 39% 37% 37% 36% 18% 20% 24% 25% 25% 38% 41% 39% 38% 39% $5.2 $5.2 $5.1 $4.7 $4.6 Bermuda Cayman UK and Channel Islands 2020 2021 2022 2023 Q2 2024 Loan Portfolio Composition by Originating Segment (US$ Billions) 20% 19% 43% 51% 50% 80% 81% 57% 49% 50% $5.2 $5.2 $5.1 $4.7 $4.6 Fixed Floating 2020 2021 2022 2023 Q2 2024 Fixed vs. Floating Rate Loans (US$ Billions)

16 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 41% 40% 40% 38% 37% 68% 68% 68% 69% NTB US Peer Median* Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 19% 20% 21% 24% 26% 4% 3% 4% 4% NTB US Peer Median* Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills, as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q2 2024 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

17 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $420 $605 Change vs Q1 2024 Change vs Q4 2023 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) +420 - $(59) $(160) Change vs Q1 2024 Change vs Q4 2023 Volume FX Translation 75% 75% 73% 19% 19% 22% 6% 6% 6% $12.2 $12.1 $12.5 USD / USD Pegged GBP Other Total deposits Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 60% 61% 61% 39% 38% 38% 1% 1% 1% $5.0 $4.6 $4.6 USD / USD Pegged GBP Other Total loans Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 -145 -15 +655 -55 -59 -

18 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Assets Cash and cash equivalents $ 2,390 $ 1,746 $ 1,647 $ 1,750 $ 1,795 $ 1,345 $ 2,101 $ 1,485 $ 1,340 Reverse Repos & S/T Investments 1,289 1,480 1,225 893 729 1,263 944 995 1,516 Investments 5,168 5,168 5,292 5,319 5,546 5,665 5,727 5,805 5,970 Loans, Net 4,585 4,644 4,746 4,750 5,003 5,022 5,096 4,992 5,139 Other Assets 506 490 464 468 435 438 437 422 386 Total Assets $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 $ 13,699 $ 14,350 Liabilities and Equity Total Deposits $ 12,548 $ 12,131 $ 11,987 $ 11,861 $ 12,192 $ 12,348 $ 12,991 $ 12,461 $ 13,075 Long-Term Debt 99 99 98 98 98 172 172 172 172 Other Liabilities 293 304 285 297 269 275 278 311 300 Total Liabilities $ 12,940 $ 12,533 $ 12,370 $ 12,257 $ 12,559 $ 12,796 $ 13,441 $ 12,944 $ 13,547 Common Equity $ 999 $ 995 $ 1,004 $ 923 $ 950 $ 937 $ 865 $ 755 $ 802 Total Equity $ 999 $ 995 $ 1,004 $ 923 $ 950 $ 937 $ 865 $ 755 $ 802 Total Liabilities and Equity $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 $ 13,699 $ 14,350 Key Metrics CET 1 Ratio 22.5% 22.6% 23.0% 23.4% 22.7% 22.2% 20.3% 18.9% 17.7 % Total Tier 1 Capital Ratio 22.5% 22.6% 23.0% 23.4% 22.7% 22.2% 20.3% 18.9% 17.7 % Total Capital Ratio 24.8% 24.9% 25.4% 25.8% 25.1% 26.2% 24.1% 22.7% 21.4 % Leverage ratio 7.3% 7.5% 7.6% 7.8% 7.6% 7.2% 6.7% 6.4% 5.8 % Risk-Weighted Assets (in $ millions) 4,668 4,648 4,541 4,522 4,628 4,604 4,843 4,780 4,854 Risk-Weighted Assets / total assets 33.5% 34.4% 34.0% 34.3% 34.3% 33.5% 33.9% 34.9% 33.8 % Tangible common equity ratio 6.5% 6.7% 6.8% 6.5% 6.5% 6.3% 5.6% 5.0% 5.1 % Book value per common share (in $) 22.12 21.53 21.39 19.20 19.34 18.80 17.42 15.21 16.17 Tangible book value per share (in $) 20.03 19.45 19.29 17.73 17.83 17.32 15.92 13.76 14.61 Non-accrual loans/gross loans 1.5% 1.3% 1.3% 1.2% 1.2% 1.1% 1.2% 1.2% 1.2 % Non-performing assets/total assets 1.1% 1.2% 1.0% 0.8% 0.7% 0.6% 0.5% 0.5% 0.5 % Allowance for credit losses/total loans 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5 % Balance Sheet Trends

19 (in millions of US Dollars, unless otherwise indicated) Q2 2024 Q1 2024 Q2 2023 Assets Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Cash and cash equivalents, reverse repurchase agreements and short-term investments $ 3,468.8 $ 41.4 4.78% $ 3,138.3 $ 36.8 4.71% $ 2,488.2 $ 25.2 4.06 % Investment in securities 5,172.6 29.6 2.30% 5,204.2 28.9 2.23% 5,614.7 28.9 2.07 % AFS 1,797.1 10.8 2.41% 1,766.3 9.6 2.17% 1,970.7 8.8 1.78 % HTM 3,375.4 18.8 2.24% 3,437.9 19.3 2.25% 3,644.0 20.2 2.22 % Loans 4,622.7 76.6 6.65% 4,689.5 77.0 6.58% 4,984.1 79.8 6.42 % Commercial 1,342.8 21.7 6.50% 1,381.4 23.7 6.88% 1,396.7 23.0 6.59 % Consumer 3,279.9 54.8 6.71% 3,308.1 53.3 6.46% 3,587.4 56.8 6.35 % Total interest earning assets 13,264.1 147.6 4.46% 13,031.9 142.7 4.39% 13,087.0 133.9 4.10 % Other assets 430.4 412.0 402.0 Total assets $ 13,694.5 $ 13,444.0 $ 13,489.0 Liabilities Deposits - interest bearing $ 9,807.6 $ (58.7) (2.40) % $ 9,586.5 $ (54.2) (2.27) % $ 9,308.0 $ (38.5) (1.66) % Securities sold under agreement to repurchase 2.9 — (4.83) % 4.6 (0.1) (4.69) % 0.4 — (5.45) % Long-term debt 98.6 (1.4) (5.58) % 98.5 (1.4) (5.58) % 147.4 (2.9) (8.02) % Interest bearing liabilities 9,909.1 (60.1) (2.43) % 9,689.7 (55.6) (2.30) % 9,455.8 (41.4) (1.76) % Non-interest bearing customer deposits 2,636.8 2,603.5 2,863.2 Other liabilities 243.8 250.0 243.6 Total liabilities $ 12,789.6 $ 12,543.2 $ 12,562.6 Shareholders’ equity 904.9 900.8 926.4 Total liabilities and shareholders’ equity $ 13,694.5 $ 13,444.0 $ 13,489.0 Non-interest bearing funds net of non- interest earning assets (free balance) $ 3,355.0 $ 3,342.3 $ 3,631.2 Net interest margin $ 87.4 2.64% $ 87.1 2.68% $ 92.5 2.83 % Average Balance Sheet Trends

20 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Net Interest Income $ 87.4 $ 87.1 $ 86.9 $ 90.2 $ 92.5 $ 97.4 $ 94.6 $ 91.2 $ 82.0 Non-Interest Income 55.6 55.1 60.0 52.0 50.2 50.2 54.9 49.9 51.8 Prov. for Credit (Losses) Recovery (0.5) 0.4 (1.7) (0.5) (1.5) (0.7) (1.6) (0.8) (0.7) Non-Interest Expenses* 92.1 89.4 91.4 92.9 84.1 84.8 85.4 82.9 84.0 Other Gains (Losses) 0.1 0.2 (0.3) — 4.0 0.1 0.6 0.1 0.1 Net Income $ 50.6 $ 53.4 $ 53.5 $ 48.7 $ 61.0 $ 62.2 $ 63.1 $ 57.4 $ 49.1 Non-Core Items** $ 0.8 $ 1.6 $ 1.8 $ 8.2 $ (4.0) $ — $ 0.1 $ 0.2 $ 1.1 Core Net Income** $ 51.4 $ 55.0 $ 55.3 $ 57.0 $ 57.0 $ 62.2 $ 63.2 $ 57.6 $ 50.2 Key Metrics Loan Yield 6.65% 6.58% 6.68% 6.51% 6.42% 6.23% 5.79% 5.05% 4.48 % Securities Yield 2.30 2.23 2.16 2.06 2.07 2.12 2.03 1.94 1.89 Cost of Deposits 1.89 1.78 1.72 1.52 1.27 1.10 0.78 0.34 0.16 Net Interest Margin 2.64 2.68 2.73 2.76 2.83 2.88 2.79 2.59 2.26 Core Efficiency Ratio** 61.8 59.8 60.5 58.3 57.6 56.0 55.6 57.0 60.2 Core ROATCE** 23.3 24.5 25.4 26.1 26.3 30.5 34.9 31.6 27.8 Fee Income Ratio 39.0 38.6 41.3 36.7 35.5 34.2 37.1 35.6 38.9 Fully Diluted Share Count (in millions of common shares) 46.3 47.2 48.1 49.1 49.9 50.1 50.0 49.8 49.8 * Includes income taxes ** See the reconciliation of non-GAAP measures on pages 23-24 Income Statement Trends

21 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Non-Interest Income Asset Management $ 8.9 $ 8.8 $ 8.3 $ 8.0 $ 8.2 $ 7.9 $ 7.4 $ 7.4 $ 7.4 Banking 13.8 14.3 18.6 14.1 12.6 13.6 17.5 14.1 12.9 FX Revenue 12.6 13.2 12.8 11.4 11.3 10.7 11.5 11.8 12.0 Trust 15.4 15.0 16.0 14.7 14.3 12.8 13.7 12.6 13.3 Custody & Other Admin. 3.4 3.3 3.3 3.3 3.3 3.3 3.4 3.3 3.3 Other 1.6 0.4 1.0 0.6 0.5 1.8 1.4 0.7 2.8 Total Non-Interest Income $ 55.6 $ 55.1 $ 60.0 $ 52.0 $ 50.2 $ 50.2 $ 54.9 $ 49.9 $ 51.8 Non-Interest Expense Salaries & Benefits* $ 44.8 $ 43.8 $ 45.9 $ 51.3 $ 42.6 $ 43.7 $ 44.7 $ 42.0 $ 42.3 Technology & Comm. 16.9 16.1 17.2 16.0 14.9 13.9 14.3 14.3 14.0 Professional & O/S Services 6.7 5.5 7.0 4.3 4.8 5.0 4.3 4.8 5.4 Property 8.2 8.7 8.7 7.7 7.5 7.4 8.0 7.9 7.6 Indirect Taxes 5.6 6.3 5.0 5.4 5.3 5.7 5.4 5.2 5.5 Marketing 1.6 1.3 1.7 1.5 1.7 1.5 1.8 1.5 1.6 Intangible Amortization 1.9 1.9 1.4 1.4 1.4 1.4 1.4 1.4 1.4 Other 5.5 4.9 5.2 4.8 5.4 5.3 4.7 4.9 5.2 Total Non-Interest Expense $ 91.1 $ 88.5 $ 92.2 $ 92.5 $ 83.5 $ 84.1 $ 84.7 $ 82.0 $ 83.0 Income Taxes 0.9 0.9 (0.8) 0.4 0.5 0.7 0.7 0.9 1.1 Total Expense incld. Taxes $ 92.1 $ 89.4 $ 91.4 $ 92.9 $ 84.1 $ 84.8 $ 85.4 $ 82.9 $ 84.0 *Includes non-service employee benefits Non-Interest Income & Expense Trends

22 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits* $ 44.7 $ 42.5 $ 46.2 $ 43.4 $ 42.6 $ 43.7 $ 44.7 $ 42.0 $ 41.2 Technology & Comm. 16.9 16.1 17.2 16.0 14.9 13.9 14.3 14.3 14.0 Professional & O/S Services 6.1 5.2 4.9 4.3 4.7 5.0 4.2 4.7 5.4 Property 8.2 8.7 8.7 7.7 7.5 7.4 8.0 7.9 7.6 Indirect Taxes 5.5 6.3 5.0 5.1 5.3 5.7 5.4 5.2 5.5 Marketing 1.6 1.3 1.7 1.5 1.7 1.5 1.8 1.5 1.6 Intangible Amortization 1.9 1.9 1.4 1.4 1.4 1.4 1.4 1.4 1.4 Other 5.5 4.9 5.2 4.8 5.4 5.3 4.7 4.9 5.2 Total Core Non-Interest Expense** $ 90.3 $ 86.9 $ 90.4 $ 84.3 $ 83.6 $ 84.1 $ 84.5 $ 81.8 $ 81.9 Income Taxes 0.9 0.9 (0.8) 0.4 0.5 0.7 0.7 0.9 1.1 Total Core Expense incld. Taxes** $ 91.2 $ 87.8 $ 89.6 $ 84.7 $ 84.1 $ 84.8 $ 85.3 $ 82.8 $ 83.0 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 23-24 Core Non-Interest Expense* Trends

23 (in millions of US Dollars, unless otherwise indicated) 2024 2023 Q2 Q1 Q4 Q3 Q2 Net income A $ 50.6 $ 53.4 $ 53.5 $ 48.7 $ 61.0 Non-core (gains), losses and expenses Non-core (gains) losses Liquidation settlement from an investment previously written-off — — — — (4.0) Total non-core (gains) losses B $ — $ — $ — $ — $ (4.0) Non-core expenses Early retirement program, voluntary separation, redundancies and other non-core compensation costs 0.2 1.3 (0.3) 8.2 — Asset Acquisition costs — — 1.9 — — Restructuring charges and related professional service fees 0.6 0.3 0.2 — — Total non-core expenses C $ 0.8 $ 1.6 $ 1.8 $ 8.2 $ — Total non-core (gains), losses and expenses D=B+C 0.8 1.6 1.8 8.2 (4.0) Core net income to common shareholders E=A+D $ 51.4 $ 55.0 $ 55.3 $ 57.0 $ 57.0 Average shareholders' equity 979.4 996.1 943.0 940.2 943.3 Average common equity F 979.4 996.1 943.0 940.2 943.3 Less: average goodwill and intangible assets (95.3) (97.4) (77.7) (72.9) (74.0) Average tangible common equity G 884.1 898.7 865.2 867.2 869.3 Return on equity A/F 20.7% 21.5% 22.5% 20.6% 25.9 % Core return on average tangible common equity E/G 23.3% 24.5% 25.4% 26.1% 26.3 % Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares (in thousands) H 46.3 47.2 48.1 49.1 49.9 Earnings per common share fully diluted A/H 1.09 1.13 1.11 0.99 1.22 Non-core items per share D/H 0.02 0.04 0.04 0.17 (0.08) Core earnings per common share fully diluted E/H 1.11 1.17 1.15 1.16 1.14 Core return on average tangible assets Total average assets I $ 13,790.9 $ 13,480.9 $ 13,157.0 $ 13,349.0 $ 13,660.8 Less: average goodwill and intangible assets (95.3) (97.4) (77.7) (72.9) (74.0) Average tangible assets J $ 13,695.6 $ 13,383.5 $ 13,079.2 $ 13,276.0 $ 13,586.8 Return on average assets A/I 1.5% 1.6% 1.6% 1.4% 1.8 % Core return on average tangible assets E/J 1.5% 1.6% 1.7% 1.7% 1.7 % Non-GAAP Reconciliation

24 (in millions of US Dollars, unless otherwise indicated) 2024 2023 Q2 Q1 Q4 Q3 Q2 Tangible equity to tangible assets Shareholders' equity K $ 999.1 $ 995.1 $ 1,003.6 $ 922.9 $ 950.3 Less: goodwill and intangible assets (94.4) (96.3) (98.9) (70.6) (74.0) Tangible common equity L 904.7 898.8 904.7 852.3 876.3 Total assets M 13,939.1 13,528.1 13,374.0 13,179.5 13,509.5 Less: goodwill and intangible assets (94.4) (96.3) (98.9) (70.6) (74.0) Tangible assets N $ 13,844.7 $ 13,431.8 $ 13,275.1 $ 13,108.9 $ 13,435.5 Tangible common equity to tangible assets L/N 6.5% 6.7% 6.8% 6.5% 6.5 % Tangible book value per share Basic participating shares outstanding (in millions) O 45.2 46.2 46.9 48.1 49.1 Tangible book value per common share L/O 20.03 19.45 19.29 17.73 17.83 Efficiency ratio Non-interest expenses $ 91.1 $ 88.5 $ 92.2 $ 92.5 $ 83.5 Less: Amortization of intangibles (1.9) (1.9) (1.4) (1.4) (1.4) Non-interest expenses before amortization of intangibles P 89.3 86.6 90.7 91.1 82.1 Non-interest income 55.6 55.1 60.0 52.0 50.2 Net interest income before provision for credit losses 87.4 87.1 86.9 90.2 92.5 Net revenue before provision for credit losses and other gains/losses Q $ 143.1 $ 142.2 $ 146.9 $ 142.2 $ 142.6 Efficiency ratio P/Q 62.4% 60.9% 61.7% 64.1% 57.6 % Core efficiency ratio Non-interest expenses $ 91.1 $ 88.5 $ 92.2 $ 92.5 $ 83.5 Less: non-core expenses (C) (0.8) (1.6) (1.8) (8.2) — Less: amortization of intangibles (1.9) (1.9) (1.4) (1.4) (1.4) Core non-interest expenses before amortization of intangibles R 88.4 85.0 89.0 82.9 82.1 Net revenue before provision for credit losses and other gains/losses Q 143.1 142.2 146.9 142.2 142.6 Core efficiency ratio R/Q 61.8% 59.8% 60.5% 58.3% 57.6 % Non-GAAP Reconciliation (continued)

25 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Financial System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)